Notice to ASX Bank of America Global Metals, Mining & Steel Conference 2024 14 May 2024 Rio Tinto Chief Executive Jakob Stausholm is presenting today at the Bank of America Global Metals, Mining & Steel Conference in Miami, USA at 10am (ET) / 3pm (BST). The presentation is attached and is also available at the link below, along with the webcast replay. htps://www.rio�nto.com/en/invest/presenta�ons/2024/boa-metals-mining-steel-2024 EXHIBIT 99.7

Notice to ASX 2 / 2 Contacts Please direct all enquiries to media.enquiries@riotinto.com Media Relations, United Kingdom Matthew Klar M +44 7796 630 637 David Outhwaite M +44 7787 597 493 Media Relations, Australia Matt Chambers M +61 433 525 739 Jesse Riseborough M +61 436 653 412 Alyesha Anderson M +61 434 868 118 Michelle Lee M +61 458 609 322 Media Relations, Americas Simon Letendre M +1 514 796 4973 Malika Cherry M +1 418 592 7293 Vanessa Damha M +1 514 715 2152 Investor Relations, United Kingdom David Ovington M +44 7920 010 978 Laura Brooks M +44 7826 942 797 Investor Relations, Australia Tom Gallop M +61 439 353 948 Amar Jambaa M +61 472 865 948 Rio Tinto plc 6 St James’s Square London SW1Y 4AD United Kingdom T +44 20 7781 2000 Registered in England No. 719885 Rio Tinto Limited Level 43, 120 Collins Street Melbourne 3000 Australia T +61 3 9283 3333 Registered in Australia ABN 96 004 458 404 This announcement is authorised for release to the market by Andy Hodges, Rio Tinto’s Group Company Secretary. riotinto.com

Jakob Stausholm Bank of America Global Metal, Mining & Steel conference 14 May 2024 Brockman 4, Australia

©2024, Rio Tinto, All Rights Reserved 2 Cautionary and supporting statements This presentation has been prepared by Rio Tinto plc and Rio Tinto Limited (together with their subsidiaries, “Rio Tinto”). By accessing/attending this presentation you acknowledge that you have read and understood the following statements. Forward-looking statements This presentation includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical facts included in this report, including, without limitation, those regarding Rio Tinto’s financial position, business strategy, plans and objectives of management for future operations (including development plans and objectives relating to Rio Tinto’s products, production forecasts and reserve and resource positions), are forward-looking statements. The words “intend”, “aim”, “project”, “anticipate”, “estimate”, “plan”, “believes”, “expects”, “may”, “should”, “will”, “target”, “set to” or similar expressions, commonly identify such forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Rio Tinto, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements, particularly in light of the current economic climate and the significant volatility, uncertainty and disruption arising in connection with the Ukraine conflict. Such forward-looking statements are based on numerous assumptions regarding Rio Tinto’s present and future business strategies and the environment in which Rio Tinto will operate in the future. Among the important factors that could cause Rio Tinto’s actual results, performance or achievements to differ materially from those in the forward-looking statements include, but are not limited to: an inability to live up to Rio Tinto’s values and any resultant damage to its reputation; the impacts of geopolitics on trade and investment; the impacts of climate change and the transition to a low-carbon future; an inability to successfully execute and/or realise value from acquisitions and divestments; the level of new ore resources, including the results of exploration programmes and/or acquisitions; disruption to strategic partnerships that play a material role in delivering growth, production, cash or market positioning; damage to Rio Tinto’s relationships with communities and governments; an inability to attract and retain requisite skilled people; declines in commodity prices and adverse exchange rate movements; an inability to raise sufficient funds for capital investment; inadequate estimates of ore resources and reserves; delays or overruns of large and complex projects; changes in tax regulation; safety incidents or major hazard events; cyber breaches; physical impacts from climate change; the impacts of water scarcity; natural disasters; an inability to successfully manage the closure, reclamation and rehabilitation of sites; the impacts of civil unrest; the impacts of the Ukraine conflict; breaches of Rio Tinto’s policies, standard and procedures, laws or regulations; trade tensions between the world’s major economies; increasing societal and investor expectations, in particular with regard to environmental, social and governance considerations; the impacts of technological advancements; and such other risks identified in Rio Tinto’s most recent Annual Report and accounts in Australia and the United Kingdom and the most recent Annual Report on Form 20-F filed with the United States Securities and Exchange Commission (the “SEC”) or Form 6-Ks furnished to, or filed with, the SEC. Forward-looking statements should, therefore, be construed in light of such risk factors and undue reliance should not be placed on forward-looking statements. These forward-looking statements speak only as of the date of this report. Rio Tinto expressly disclaims any obligation or undertaking (except as required by applicable law, the UK Listing Rules, the Disclosure Guidance and Transparency Rules of the Financial Conduct Authority and the Listing Rules of the Australian Securities Exchange) to release publicly any updates or revisions to any forward-looking statement contained herein to reflect any change in Rio Tinto’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. Nothing in this presentation should be interpreted to mean that future earnings per share of Rio Tinto plc or Rio Tinto Limited will necessarily match or exceed its historical published earnings per share. Past performance cannot be relied on as a guide to future performance. Disclaimer Neither this presentation, nor the question and answer session, nor any part thereof, may be recorded, transcribed, distributed, published or reproduced in any form, except as permitted by Rio Tinto. By accessing/ attending this presentation, you agree with the foregoing and, upon request, you will promptly return any records or transcripts at the presentation without retaining any copies. This presentation contains a number of non-IFRS financial measures. Rio Tinto management considers these to be key financial performance indicators of the business and they are defined and/or reconciled in Rio Tinto’s annual results press release, Annual Report and accounts in Australia and the United Kingdom and/or the most recent Annual Report on Form 20-F filed with the SEC or Form 6-Ks furnished to, or filed with, the SEC. Reference to consensus figures are not based on Rio Tinto’s own opinions, estimates or forecasts and are compiled and published without comment from, or endorsement or verification by, Rio Tinto. The consensus figures do not necessarily reflect guidance provided from time to time by Rio Tinto where given in relation to equivalent metrics, which to the extent available can be found on the Rio Tinto website. By referencing consensus figures, Rio Tinto does not imply that it endorses, confirms or expresses a view on the consensus figures. The consensus figures are provided for informational purposes only and are not intended to, nor do they, constitute investment advice or any solicitation to buy, hold or sell securities or other financial instruments. No warranty or representation, either express or implied, is made by Rio Tinto or its affiliates, or their respective directors, officers and employees, in relation to the accuracy, completeness or achievability of the consensus figures and, to the fullest extent permitted by law, no responsibility or liability is accepted by any of those persons in respect of those matters. Rio Tinto assumes no obligation to update, revise or supplement the consensus figures to reflect circumstances existing after the date hereof. Oyu Tolgoi - production targets The 500ktpa copper production target (stated as recoverable metal) for the Oyu Tolgoi underground and open pit mines for the years 2028 to 2036 referenced in slide 7 were previously reported in a release to the Australian Securities Exchange (ASX) dated 11 July 2023 “Investor site visit to Oyu Tolgoi copper mine, Mongolia”. All material assumptions underpinning that production target continue to apply and have not materially changed.

A growing world with increasing demand for our products

Total energy transition demand[1] for copper and aluminium
(<2°C scenario, Mt CuEq)[2]


25
20
15
10
5
0
14%
30%
2020
2023
2035
Electricity grid and generation3
Electrification of transport4
Compound annual growth rate

Energy transition expected to fuel sustained growth in metals demand over next decade, accounting for 22% of combined copper and aluminium demand by 2035 (versus 7% in 2023)

Electrification of transport sector to be main driver due to rapid growth of electric vehicles and decarbonisation ambitions

Potential demand upside from rising grid modernisation requirements and other new electrification applications

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[1] Chart does not include potential upside from additional electricity grid requirements for intermittent generation, AI / data centre growth and other emerging applications. [2] Copper equivalent demand uses average annual prices from 2019-2023. Energy transition demand calculated on a gross basis except for the electricity grid which is based on the growing electricity share of energy use. Based on Rio Tinto's Competitive Leadership scenario. [3] Includes power generation and grid infrastructure such as transmission and distribution lines, substations and storage to accommodate the growing renewable sources. [4] Includes electric vehicles and charging infrastructure.

©2024, Rio Tinto, All Rights Reserved
3

China’s steel demand is evolving with weaker property offset by stronger manufacturing and infrastructure demand Global steel demand to grow, driven by India and Southeast Asia. An increasing proportion of demand will be met by scrap- based steel but the iron ore market will remain attractive in the long run An acceleration in direct reduced iron production, from 125 million tonnes in 2023 to ~250 million tonnes in 2035, will increase demand for higher grade iron ore ©2024, Rio Tinto, All Rights Reserved 4 Steel demand to continue to expand leading to resilient iron ore demand 37% 29% 34% 34% 27% 2019 2023 39% Manufacturing Infrastructure Property Chinese domestic finished steel demand Growing share from manufacturing and infrastructure Global finished steel demand (billion tonnes) 0.4 0.1 0.1 0.9 2023 0.3 0.5 0.1 0.2 0.8 2030 0.3 0.5 0.2 0.3 0.7 0.2 0.4 0.4 0.2 0.4 0.6 2050 Rest of world Developed ASEAN India China 1.8 1.8 1.9 2.1 2040 Source: Rio Tinto, CRU Long-term Steel Market Outlook Oct-23. 2019 2023 876 Mt 902 Mt Total

©2024, Rio Tinto, All Rights Reserved 5 Well positioned to benefit by executing on our four objectives Finding better ways to provide the materials the world needs Excel in development Best operator Impeccable ESG S O C I A L L I C E N C E Care Courage Curiosity Building a performance culture around trust and care

©2024, Rio Tinto, All Rights Reserved 6 Delivering more stable operational results 1 Based on long-term consensus pricing. 2 2024F copper equivalent production is a forecast based on mid-point production guidance. People, asset and orebody health Performance Portfolio CuEq1 production 3% Embedding a continuous improvement mindset 2% 2023 2024F2 Stabilised performance, primarily in iron ore and aluminium Safety remains our priority Continuing on our pathway of creating a caring, high-performance organisation Consistent investment leading to more productive and resilient assets Safe Production System; 5 million tonne uplift delivered at Pilbara iron ore in 2023, with a further 5 million tonne increase expected this year Applying our exploration and technical capabilities to strengthen our portfolio

1 See supporting references on slide 2. 2 Installed capacity (100% basis). Rio Tinto has 50% ownership. 7 Growing in commodities linked to the energy transition ©2024, Rio Tinto, All Rights Reserved Tier 1 copper growth High-grade iron ore Low-carbon aluminium On track for 1Mt of annual production within 5 years Undertaking a pre-feasibility study at Rhodes Ridge Investing $1.1bn at our AP60 smelter Lithium options Jadar development option and exciting global exploration portfolio Oyu Tolgoi underground Ramping up to 500ktpa (100% basis)1 Simandou project Blast furnace feed and Direct Reduction Iron products Matalco joint venture 900 ktpa2 of recycled aluminium Rincon project First production from starter plant expected end of 2024

Investing in partnerships: exploration and R&D to build options


Nuevo Cobre
World class copper terrain; unique strategic partnership with Codelco


Re-powering our Gladstone assets
Two PPAs[1] signed in 2024


Pilbara renewables
Partnering with Yindjibarndi Energy


Steel decarbonisation
Partnering with BHP and BlueScope on Australia's first electric smelting furnace pilot plant


BioIron™
Pioneering technology for steel decarbonisation


Nuton™
A high-recovery[2] and low-footprint technology

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[1] Power purchase agreements. [2] Copper recovery rates of up to 85% on primary copper sulphide ore bodies.

©2024, Rio Tinto, All Rights Reserved

8

©2024, Rio Tinto, All Rights Reserved 9 Growing value and future dividend potential Well positioned to benefit from growing demand Oyu Tolgoi underground Delivering through focus on our four objectives West Angelas